SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
               _______________________________________

                          SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

               SHARED TECHNOLOGIES CELLULAR, INC.
                       (Name of Issuer)

            Common Stock, par value $0.01 per share
               (Title of Class of Securities)

                          819487109
                      (CUSIP Number)

                    Donald E. Miller, Esq.
         Senior Vice President and General Counsel
      The Fairchild Corporation, 300 West Service Road
           P.O. Box 10803, Chantilly, Virginia 20153
                   Telephone:  703-478-5800
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                     February 10, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

CUSIP No. 819487109

1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       The Fairchild Corporation  -- IRS EIN 34-0728587
       RHI Holdings, Inc. -- IRS EIN 34-1545939

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)[  ]                            b)[  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS:  WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       The Reporting Persons are incorporated under the laws of Delaware

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:    1,000,000 (See Items 4 and 5)

8.    SHARED VOTING POWER:     0

9.    SOLE DISPOSITIVE POWER:  1,000,000 (See Items 4 and 5)

10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       1,000,000 (See Items 4 and 5)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [X]
       See Item 5

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  17.84%

14.   TYPE OF REPORTING PERSON:  CO

Item 1.     Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") amends the statement on
Schedule 13D (the "Original 13D Filing") filed with the Securities and Exchange Commission on January 21, 1997, with respect to the common stock, par value $.01 per share (the "Common Stock") of Shared Technologies Cellular, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 100 Great Meadow Road, Wethersfield, CT 06109. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing.

Other than as set forth herein, there has been no material change in the information set forth in the Original 13D
Filing.

Item 2.     Identity and Background.

This statement is filed by The Fairchild Corporation ("TFC") and RHI Holdings, Inc. ("RHI"), each a Delaware corporation. The address of each of TFC and RHI is 300 West Service Road, Chantilly, VA 20102 (Mailing Address: P.O. Box 10803, Chantilly VA 20153). TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly owned subsidiary of TFC.

The Original 13D Filing sets forth the name, business address, the present principal occupation or employer, and the citizenship of the executive officers and directors of the Reporting Persons.
There has been no material change in such information.

During the past five years prior to the date hereof, none of the Reporting Persons, and (to the knowledge of the Reporting Persons) no executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Original 13D Filing is hereby amended by adding the following:

(a) The Original 13D Filing describes a Purchase Agreement between the Issuer and RHI, dated as of December 27, 1996, pursuant to which RHI has the right to purchase certain Units. Each Unit consists of one share of Issuer Common Stock and one warrant to purchase Issuer Common Stock ("Warrants"). Each Warrant entitles the holder thereof to purchase, initially, one share of Issuer Common Stock at a price, initially, of $3.00 per share.

Pursuant to the Purchase Agreement, on February 10, 1997, RHI purchased an additional 250,000 Units at a price of $3.00 per Unit.

To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons own shares of Common Stock of Issuer.

(b) The information required by this paragraph is set forth in tabular form in Numbered Paragraphs 7 through 11 on Page 2 of this Schedule.

As a result of the purchase of additional Units, the Reporting Persons beneficially own an aggregate of 1,000,000 shares of Issuer Common Sock (consisting of: (i) 250,000 shares of Common Stock purchased as of 12/30/96; (ii) 250,000 shares of Common Stock issuable under Warrants dated as of 12/30/96; (iii) 250,000 shares of Common Stock purchased as of 2/10/97; and (iv) 250,000 shares of Common Stock issuable under Warrants dated as of 2/10/97). Prior to the purchase of Issuer Common Stock, the Issuer represented there were 4,606,184 shares of Issuer Common Stock issued and outstanding on 12/27/96. Assuming that the issued and outstanding shares of Issuer Common Stock is 5,196,184 shares (after giving effect to the purchase of 500,000 shares by the Reporting Persons), the Reporting Persons' beneficial ownership represents 17.84% of the Issuer Common Stock.

[17.84% beneficial ownership calculated as follows: (A) 500,000 shares of Common Stock plus 500,000 shares issuable under War-rants; divided by (B) 5,196,184 issued and outstanding shares of Issuer Common Stock plus 500,000 shares issuable under Warrants.]

Exclusion of Shares Contingently Issuable Under the Purchase Agreement and the Option Agreement: If the Reporting Persons are deemed to beneficially own all of the Issuer Common Stock that it has contingent rights to purchase under the Purchase Agreement and the Option Agreement (as described in the Original 13D Filing), the Reporting Persons would beneficially own 4,428,572 shares of Issuer Common Stock (after giving effect to the conversion of Issuer Series B Preferred Stock at the midpoint of the conversion rate collar), or 49.02% of the Issuer Common Stock. The contingencies under which such additional shares are issuable to the Reporting Persons are described in the Original 13D Filing.

Exclusion of Shares Beneficially Owned by Shared Technologies Fairchild, Inc.: RHI beneficially owns common stock of Shared Technologies Fairchild Inc. ("STFI") as follows: 51.62%** of the issued and outstanding STFI Common Stock (giving effect to conversion of 6% Cumulative Preferred Stock), or 39.53%** of the issued and outstanding STFI Common Stock (without giving effect to the conversion of 6% Cumulative Preferred Stock).(**Figures are based on 15,685,269 shares of STFI Common Stock issued and outstanding as of January 15, 1997.) By virtue of RHI's stock ownership in STFI and TFC's representation on the STFI Board of Directors, the Reporting Persons may be deemed to beneficially own the 3,260,642 shares of Issuer Common Stock*** beneficially owned by STFI. If the Reporting Persons are deemed to beneficially own: (A) all of the Issuer Common Stock beneficially owned by STFI, and (B) all of the Issuer Common Stock that RHI has contingent rights to purchase under the Purchase Agreement and the Option Agreement (and the various Warrants issuable pursuant thereto), then (C) the Reporting Persons would beneficially own 6,260,642 shares of Issuer Common Stock***, or 69.3% of the Issuer Common Stock. The Reporting Persons disclaim beneficial ownership of Issuer Common Stock owned by STFI, except to the extent of their pecuniary interest therein. (***Stock ownership calculated after giving effect to the conversion of Issuer Warrants and the conversion of Issuer Series B Preferred Stock at midpoint of the conversion rate collar.)

Disclaimer of Beneficial Ownership By Jeffrey Steiner. As a result of his 38.8% beneficial ownership in TFC and his position as Chairman, Chief Executive Officer and President of TFC, Jeffrey Steiner may be deemed to be the beneficial owner of the 1,000,000 shares of Issuer Common Stock beneficially owned by the Reporting Persons.
Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

(c)     No applicable

(d)     Not applicable.

(e)     Not applicable.

                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 1997          THE FAIRCHILD CORPORATION

                           By:  _______/s/_____________
                                Colin M. Cohen
                                Senior Vice President and CFO


                           RHI HOLDINGS, INC.

                           By:  ________/s/___________
                                Colin M. Cohen
                                Vice President and CFO